

June 18, 2007

By U.S. mail and facsimile to (802) 479-0206

Ms. Nancy Rowden Brock
Chief Financial Officer
Rock of Ages Corporation
772 Graniteville Road
Graniteville, VT 05654

   RE: Rock of Ages Corporation
     Form 10-K for the fiscal year ended December 31, 2006
     Filed April 2, 2007

     File No. 0-29464

Dear Ms. Brock:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis, page 20

Results of Operations, page 23

1. We note your discussion of sales and gross profit activity for fiscal years 2006 and 2005 by segment. For example, you state on page 24 that revenues in your quarry operations for the year ended December 31, 2006 declined 10% from 2005, attributing the decrease to numerous factors related to demand, import substitutions, production challenges, low recoveries, development work and lower productivity, and that the increase in gross profit margin for the manufacturing segment during 2005 was the result of the positive effect higher revenues have on reducing fixed costs as a percentage of revenue in your operations, as well as higher revenues from mausoleum and feature memorials which typically have above average gross margins on page 26. In future filings, please quantify the effects of the various sources you have identified that have attributed to such increases and decreases. For example, variances in sales volumes should be quantified pursuant to Item 303(a)(3)(iii) of Regulation S-K.

(1) Summary of Significant Accounting Policies, page ix

(p) Investments, page xiv

2. You state on page 4 that you own 50% of Rock of Ages Asia, which currently sells granite blocks for you on a commission basis. Please tell us and disclose in future filings how you account for this investment. Please also give us the significance test calculations referenced in Rule 3-09 of Regulation S-X.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief